03019271

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.

MAR 3 1 2003

1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
APR 02 2003
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for March 28, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-82904
~~333-102489~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

72102 SAIL 2003-BC2
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 28, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: Ellen V. Kiernan

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTEMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC2

$1,600,923,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC2
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/)(4)
A1 (5)	$648,177,000.00	1M Libor	2.65	1-90	11.50%	TBD	4/25/2033	AAA/AAA
A2 (6)	$359,163,000.00	1M Libor	2.63	1-90	11.50%	TBD	4/25/2033	AAA/AAA
A3 (7)	$418,746,000.00	1M Libor	2.74	1-90	11.50%	TBD	4/25/2033	AAA/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2005	AAA/AAA
M1	$96,684,000.00	1M Libor	4.97	38-90	5.50%	TBD	4/25/2033	AA/AA
M2	$37,869,000.00	1M Libor	4.95	37-90	3.15%	TBD	4/25/2033	A/A
M3	$16,114,000.00	1M Libor	4.77	37-88	2.15%	TBD	4/25/2033	BBB+/BBB+
M4	$12,085,000.00	6.00%	4.37	37-73	1.40%	N/A	4/25/2033	BBB/BBB
B	$12,085,000.00	6.00%	3.52	37-57	0.65%	N/A	4/25/2033	BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/)(4)
A1 (5)	$648,177,000.00	1M Libor	2.87	1-184	11.50%	TBD	4/25/2033	AAA/AAA
A2 (6)	$359,163,000.00	1M Libor	2.84	1-181	11.50%	TBD	4/25/2033	AAA/AAA
A3 (7)	$418,746,000.00	1M Libor	3.00	1-189	11.50%	TBD	4/25/2033	AAA/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2005	AAA/AAA
M1	$96,684,000.00	1M Libor	5.33	38-136	5.50%	TBD	4/25/2033	AA/AA
M2	$37,869,000.00	1M Libor	5.07	37-109	3.15%	TBD	4/25/2033	A/A
M3	$16,114,000.00	1M Libor	4.77	37-88	2.15%	TBD	4/25/2033	BBB+/BBB+
M4	$12,085,000.00	6.00%	4.37	37-73	1.40%	N/A	4/25/2033	BBB/BBB
B	$12,085,000.00	6.00%	3.52	37-57	0.65%	N/A	4/25/2033	BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.65%

(4) All Classes of Certificates will be rated by S&P and Fitch

(5) Class A1 is the Senior Certificate of Group 1.

(6) Class A2 is the Senior Certificate of Group 2.

(7) Class A3 is the Senior Certificate of Group 3.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided up into three Groups, Group 1, Group 2 and Group 3. Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class A1 certificate, all Group 2 principal will paid to the Class A2 Certificate and all Group 3 principal will be paid to the Class A3 certificate. Once the Senior Certificate of any group has been retired, all principal from that Group will be allocated to the Senior Certificates of the other two groups, in proportion to their Class Principal Distribution Amounts. Principal will then be allocated sequentially to the M1, M2, M3, M4 and B.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated concurrently to the Class A1 Certificate from Group 1, from Group 2 to the Class A2 Certificate and from Group 3 to the Class A3 Certificate, to the Targeted Senior Enhancement Percentage. Once the Senior Certificate of any group has been retired, all principal from that Group will be allocated to the Senior Certificates of the other two groups, in proportion to their Class Principal Distribution Amounts, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3, M4 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.65% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes A1, A2, A3, M1, M2, and M3 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Classes M4 and B will be equal to the lesser of (i) 6.00% and (ii) their Net Funds Cap (as defined herein), calculated on a 30/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class M4 Certificates, the Class B Certificates and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on March 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1, Group 2 and Group 3, Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and Current and Carryforward Interest to the Class A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class A2 and Current and Carryforward Interest to the Class A-IO(2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to the Class A3 and Current and Carryforward Interest to the Class A-IO(3) from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4 and B, sequentially;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3, and then sequentially to Classes M1, M2, M3, M4 and B to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes M1, M2, M3, M4 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(11) To pay sequentially to Classes M1, M2, M3, M4 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of three components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount	A-IO(3) Notional Amount	Total Notional Amount
1-6	$241,693,173	$133,925,216	$156,142,611	$531,761,000
7-12	$197,748,877	$109,575,131	$127,752,992	$435,077,000
13-18	$153,804,581	$85,225,046	$99,363,373	$338,393,000
19-24	$87,888,137	$48,699,918	$56,778,944	$193,367,000

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Balance will be approximately 45% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 25% of the aggregate Class A-IO Notional Balance. The A-IO(3) Component Notional Balance will be approximately 29% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The NotionalBalance of the cap will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	1,591,490,565
3	1,569,980,180
4	1,546,361,519
5	1,520,694,796
6	1,493,049,744
7	1,463,503,298
8	1,432,147,635
9	1,399,143,047
10	1,364,683,602
11	1,328,925,262
12	1,293,365,258

Month	Approximate Notional Balance ($)
13	1,258,762,207
14	1,225,092,267
15	1,192,331,946
16	1,160,450,186
17	1,129,430,208
18	1,099,243,700
19	1,069,870,600
20	1,041,289,195
21	1,013,472,312
22	986,404,735
23	959,189,042
24	911,175,548

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The Class A1 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A2 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A3 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Mezzanine and Subordinate Class "Net Funds Cap" for any Distribution Date will be the weighted average of the Class A1 "Net Funds Cap," the Class A2 "Net Funds Cap" and the Class A3 "Net Funds Cap," weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (37.2%), Peoples Choice Home Loan (16.8%), Fieldstone (11.4%), Household (10.4%), Provident (7.4%), Finance America (5.0%), Staten Island Savings Bank (3.3%), Aurora Loan Services (2.1%), and Equifirst (2.1%) and as of the closing date will be serviced by Wilshire (30.7%), Ocwen (24.5%), Option One (20.8%), Fairbanks (18.4%) and Aurora Loan Services (5.5%). The loans currently serviced by Option One are expected to transfer to another servicer in the securitization on or prior to May 1, 2003.

Mortgage Insurance

Approximately 68.6% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") and Radian. Approximately 98.1% of these insured mortgage loans are covered by the MGIC policy. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B Certificates, and the Class M Certificates in inverse order of rank (together with the Class B Certificate, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2 and A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class A1, Class A2 and Class A3 will double, the margins on the Class M1, M2, and M3 will increase to 1.5 times their initial margin, and the interest rate on the Class M4 Certificates and Class B Certificates will increase to 6.50%.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation, and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.65% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date, or if Cumulative Losses exceed certain levels set by the rating agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1	A2	A3	A-IO	
AAA/AAA Libor Floater (Group 1)	AAA/AAA Libor Floater (Group 2)	AAA/AAA Libor Floater (Group 3)	AAA/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2 and A3.
M1 AA/AA Libor Floater				Classes M1, M2, M3, M4 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A/A Libor Floater				
M3 BBB+/BBB+ Libor Floater				
M4 BBB/BBB 6.00% Coupon				
B BBB-/BBB- 6.00% Coupon				

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust, Series 2003-BC2
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle Bank
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: April 25, 2003
Cut-Off Date:	March 1, 2003
Expected Pricing Date:	March [ ], 2003
Closing Date:	March 28, 2003
Settlement Date:	March 28, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	March 25, 2003
Day Count:	Actual/360 on the Libor Certificates 30/360 on Class A-IO, Class M4 and Class B
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually
Securities Administrator Fee:	0.0035% of the Pool principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	5.36	3.62	2.65	2.02	1.57
Window (mos)	1-175	1-121	1-90	1-70	1-57
Expected Final Mat.	10/25/2017	4/25/2013	9/25/2010	1/25/2009	12/25/2007
Class A2					
Avg. Life (yrs)	5.34	3.59	2.63	2.00	1.55
Window (mos)	1-175	1-121	1-90	1-70	1-57
Expected Final Mat.	10/25/2017	4/25/2013	9/25/2010	1/25/2009	12/25/2007
Class A3					
Avg. Life (yrs)	5.42	3.71	2.74	2.10	1.64
Window (mos)	1-175	1-121	1-90	1-70	1-57
Expected Final Mat.	10/25/2017	4/25/2013	9/25/2010	1/25/2009	12/25/2007
Class M1					
Avg. Life (yrs)	9.64	6.56	4.97	4.20	3.92
Window (mos)	56-175	37-121	38-90	39-70	41-57
Expected Final Mat.	10/25/2017	4/25/2013	9/25/2010	1/25/2009	12/25/2007
Class M2					
Avg. Life (yrs)	9.64	6.56	4.95	4.11	3.69
Window (mos)	56-175	37-121	37-90	38-70	39-57
Expected Final Mat.	10/25/2017	4/25/2013	9/25/2010	1/25/2009	12/25/2007
Class M3					
Avg. Life (yrs)	9.35	6.34	4.77	3.95	3.50
Window (mos)	56-172	37-118	37-88	37-68	38-55
Expected Final Mat.	7/25/2017	1/25/2013	7/25/2010	11/25/2008	10/25/2007
Class M4					
Avg. Life (yrs)	8.62	5.81	4.37	3.62	3.24
Window (mos)	56-145	37-99	37-73	37-57	37-46
Expected Final Mat.	4/25/2015	6/25/2011	4/25/2009	12/25/2007	1/25/2007
Class B					
Avg. Life (yrs)	6.79	4.55	3.52	3.14	3.07
Window (mos)	56-114	37-77	37-57	37-44	37-37
Expected Final Mat.	9/25/2012	8/25/2009	12/25/2007	11/25/2006	4/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call

% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.54	2.24	1.51
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class A2			
Avg. Life (yrs)	3.54	2.25	1.51
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class A3			
Avg. Life (yrs)	3.49	2.23	1.50
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class M1			
Avg. Life (yrs)	6.35	4.41	3.89
Window (mos)	37-117	39-76	41-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class M2			
Avg. Life (yrs)	6.35	4.34	3.63
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class M3			
Avg. Life (yrs)	6.15	4.18	3.45
Window (mos)	37-115	37-74	38-53
Expected Final Mat.	10/25/2012	5/25/2009	8/25/2007
Class M4			
Avg. Life (yrs)	5.64	3.84	3.20
Window (mos)	37-96	37-62	37-44
Expected Final Mat.	3/25/2011	5/25/2008	11/25/2006
Class B			
Avg. Life (yrs)	4.41	3.23	3.07
Window (mos)	37-75	37-48	37-37
Expected Final Mat.	6/25/2009	3/25/2007	4/25/2006

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class A1					
Avg. Life (yrs)	5.74	3.91	2.87	2.19	1.70
Window (mos)	1-313	1-242	1-184	1-144	1-115
Expected Final Mat.	4/25/2029	5/25/2023	7/25/2018	3/25/2015	10/25/2012
Class A2					
Avg. Life (yrs)	5.70	3.87	2.84	2.16	1.67
Window (mos)	1-312	1-240	1-181	1-142	1-112
Expected Final Mat.	3/25/2029	3/25/2023	4/25/2018	1/25/2015	7/25/2012
Class A3					
Avg. Life (yrs)	5.80	4.04	3.00	2.32	1.83
Window (mos)	1-313	1-247	1-189	1-150	1-121
Expected Final Mat.	4/25/2029	10/25/2023	12/25/2018	9/25/2015	4/25/2013
Class M1					
Avg. Life (yrs)	10.27	7.03	5.33	4.49	4.14
Window (mos)	56-252	37-181	38-136	39-107	41-86
Expected Final Mat.	3/25/2024	4/25/2018	7/25/2014	2/25/2012	5/25/2010
Class M2					
Avg. Life (yrs)	9.87	6.73	5.07	4.21	3.76
Window (mos)	56-208	37-146	37-109	38-85	39-68
Expected Final Mat.	7/25/2020	5/25/2015	4/25/2012	4/25/2010	11/25/2008
Class M3					
Avg. Life (yrs)	9.35	6.34	4.77	3.95	3.50
Window (mos)	56-172	37-118	37-88	37-68	38-55
Expected Final Mat.	7/25/2017	1/25/2013	7/25/2010	11/25/2008	10/25/2007
Class M4					
Avg. Life (yrs)	8.62	5.81	4.37	3.62	3.24
Window (mos)	56-145	37-99	37-73	37-57	37-46
Expected Final Mat.	4/25/2015	6/25/2011	4/25/2009	12/25/2007	1/25/2007
Class B					
Avg. Life (yrs)	6.79	4.55	3.52	3.14	3.07
Window (mos)	56-114	37-77	37-57	37-44	37-37
Expected Final Mat.	9/25/2012	8/25/2009	12/25/2007	11/25/2006	4/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.84	2.44	1.65
Window (mos)	1-240	1-161	1-115
Expected Final Mat.	3/25/2023	8/25/2016	10/25/2012
Class A2			
Avg. Life (yrs)	3.85	2.45	1.66
Window (mos)	1-240	1-161	1-115
Expected Final Mat.	3/25/2023	8/25/2016	10/25/2012
Class A3			
Avg. Life (yrs)	3.76	2.41	1.64
Window (mos)	1-235	1-158	1-113
Expected Final Mat.	10/25/2022	5/25/2016	8/25/2012
Class M1			
Avg. Life (yrs)	6.82	4.72	4.11
Window (mos)	37-176	39-116	41-82
Expected Final Mat.	11/25/2017	11/25/2012	1/25/2010
Class M2			
Avg. Life (yrs)	6.53	4.45	3.70
Window (mos)	37-142	38-92	39-65
Expected Final Mat.	1/25/2015	11/25/2010	8/25/2008
Class M3			
Avg. Life (yrs)	6.15	4.18	3.45
Window (mos)	37-115	37-74	38-53
Expected Final Mat.	10/25/2012	5/25/2009	8/25/2007
Class M4			
Avg. Life (yrs)	5.64	3.84	3.20
Window (mos)	37-96	37-62	37-44
Expected Final Mat.	3/25/2011	5/25/2008	11/25/2006
Class B			
Avg. Life (yrs)	4.41	3.23	3.07
Window (mos)	37-75	37-48	37-37
Expected Final Mat.	6/25/2009	3/25/2007	4/25/2006

A-IO Sensitivity Analysis [1]	
Price [2]	Yield (%)
8-02+	4.736%
8-03	4.501%
8-03+	4.267%
8-04	4.033%
8-04+	3.800%
8-05	3.568%
8-05+	3.338%
8-06	3.107%
8-06+	2.878%
Mod. Dur.	0.82[3]

(1) Shown at 100% of the Prepayment Assumption as defined on page one, and with a closing date of March 28, 2003.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 8-04+ plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A3 Funds Cap (%)	Mezz Funds Cap (%)	Period	A3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.48667	9.30752
2	N/A	N/A	32	9.17905	9.00590
3	N/A	N/A	33	9.91669	9.73197
4	N/A	N/A	34	9.59454	9.83678
5	N/A	N/A	35	9.59730	9.83640
6	N/A	N/A	36	10.62308	10.88789
7	N/A	N/A	37	9.66373	9.85287
8	N/A	N/A	38	9.98339	10.17902
9	N/A	N/A	39	10.07426	10.25939
10	N/A	N/A	40	10.40699	10.87575
11	N/A	N/A	41	10.06928	10.52262
12	N/A	N/A	42	10.06630	10.51985
13	N/A	N/A	43	10.47131	10.88893
14	N/A	N/A	44	10.13044	10.53488
15	N/A	N/A	45	10.71408	11.25355
16	N/A	N/A	46	10.36505	11.02294
17	N/A	N/A	47	10.36164	11.01978
18	N/A	N/A	48	11.46805	12.19865
19	N/A	N/A	49	10.42435	11.03534
20	N/A	N/A	50	10.76822	11.40028
21	N/A	N/A	51	10.41737	11.08563
22	N/A	N/A	52	10.76102	11.55960
23	N/A	N/A	53	10.41042	11.18346
24	N/A	N/A	54	10.40696	11.18022
25	8.58390	8.38074	55	10.82144	11.57103
26	8.86949	8.65931	56	10.46882	11.19464
27	9.00639	8.79534	57	10.82241	11.56686
28	9.30536	9.25675	58	10.46976	11.26065
29	9.00903	8.95870	59	10.46622	11.25738
30	9.00780	8.95743	60	11.18426	12.03028

(1) Based on 6 month LIBOR of 20% for each period.

(2) Assumes prepayments occur at 100% of the pricing speed.

SAIL 2003-BC2 Collateral Summary -Aggregate

Total Number of Loans	10,521	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,611,397,504	Yes	33.3%
Average Loan Principal Balance	$153,160	No	66.7%
Fixed Rate	26.6%		
Adjustable Rate	73.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	82.8%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.3%	Yes	68.6%
Weighted Average Margin	6.2%	No	31.4%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.5%	None	17.2%
Weighted Average Floor	7.8%	0.001-1.000	5.9%
Weighted Average Original Term (mo.)	349.1	1.001-2.000	52.0%
Weighted Average Remaining Term (mo.)	345.1	2.001-3.000	22.0%
Weighted Average Loan Age (mo.)	4.0	3.001-4.000	0.0%
Weighted Average Combined LTV	81.3%	4.001-5.000	2.9%
Non-Zero Weighted Average FICO	622		
Non-Zero Weighted Average DTI	40.9%	**Geographic Distribution**	
		(Other states account individually for less than 3% of the Cut-off Date principal balance)	
Lien Position		CA	39.3%
First	99.0%	FL	5.9%
Second	1.0%	IL	5.7%
		TX	4.3%
		NY	3.8%
Product Type		HI	3.6%
2/28 ARM (LIBOR)	59.8%	NJ	3.3%
Fixed Rate	25.7%		
3/27 ARM (LIBOR)	13.2%	**Occupancy Status**	
Balloon	0.9%	Primary Home	92.2%
Other	0.4%	Investment	7.4%
		Second Home	0.4%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,144	$43,089,704.64	2.67%
50,000.01 - 100,000.00	2,820	208,444,446.71	12.94
100,000.01 - 150,000.00	2,285	285,256,397.70	17.70
150,000.01 - 200,000.00	1,618	281,921,583.40	17.50
200,000.01 - 250,000.00	1,037	232,361,150.70	14.42
250,000.01 - 300,000.00	658	180,500,107.52	11.20
300,000.01 - 350,000.00	396	128,228,827.18	7.96
350,000.01 - 400,000.00	252	94,829,135.59	5.88
400,000.01 - 450,000.00	120	50,806,511.95	3.15
450,000.01 - 500,000.00	92	44,226,465.07	2.74
500,000.01 - 550,000.00	27	14,192,936.58	0.88
550,000.01 - 600,000.00	22	12,657,665.20	0.79
600,000.01 - 650,000.00	32	20,176,605.88	1.25
650,000.01 - 700,000.00	2	1,370,179.59	0.09
700,000.01 - 750,000.00	6	4,356,176.41	0.27
750,000.01 - 800,000.00	2	1,571,786.18	0.10
800,000.01 - 850,000.00	1	831,382.53	0.05
850,000.01 - 900,000.00	3	2,637,072.46	0.16
900,000.01 - 950,000.00	1	943,880.15	0.06
950,000.01 - 1,000,000.00	3	2,995,488.21	0.19
Total:	**10,521**	**$1,611,397,503.65**	**100.00%**

Minimum: $3,120.02
Maximum: $999,900.00
Weighted Average: $153,160.11

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	14	$4,315,342.89	0.27%
5.501 - 6.000	54	14,166,932.51	0.88
6.001 - 6.500	342	82,953,470.68	5.15
6.501 - 7.000	922	209,413,007.79	13.00
7.001 - 7.500	1,253	254,811,746.37	15.81
7.501 - 8.000	1,530	279,773,001.42	17.36
8.001 - 8.500	1,283	202,940,740.24	12.59
8.501 - 9.000	1,303	185,097,623.03	11.49
9.001 - 9.500	920	112,347,035.88	6.97
9.501 - 10.000	755	86,903,439.85	5.39
10.001 - 10.500	581	57,181,295.62	3.55
10.501 - 11.000	719	63,640,313.80	3.95
11.001 - 11.500	231	17,888,485.15	1.11
11.501 - 12.000	265	18,262,677.51	1.13
12.001 - 12.500	78	6,298,826.33	0.39
12.501 - 13.000	116	7,898,489.48	0.49
13.001 - 13.500	33	1,748,482.79	0.11
13.501 - 14.000	47	2,237,907.34	0.14
14.001 - 14.250	2	234,749.31	0.01
14.251 >=	73	3,283,935.66	0.20
Total:	**10,521**	**$1,611,397,503.65**	**100.00%**

Minimum: 3.625%
Maximum: 16.190%
Weighted Average: 8.267%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	249	$12,939,576.66	0.80%
171 - 180	737	56,521,026.18	3.51
181 - 240	400	32,271,366.96	2.00
241 - 300	45	4,165,584.06	0.26
301 - 360	9,090	1,505,499,949.79	93.43
Total:	**10,521**	**$1,611,397,503.65**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 349.1

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	535	$29,643,011.27	1.84%
171 – 180	460	40,233,518.26	2.50
181 – 240	391	31,855,440.27	1.98
241 – 300	46	4,327,833.70	0.27
301 – 360	9,089	1,505,337,700.15	93.42
Total:	**10,521**	**$1,611,397,503.65**	**100.00%**

Minimum: 47.0
Maximum: 359.0
Weighted Average: 345.1

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	8	$179,073.18	0.01%
10.001 - 20.000	23	966,586.28	0.06
20.001 - 30.000	64	3,531,505.57	0.22
30.001 - 40.000	107	7,937,955.78	0.49
40.001 - 50.000	205	23,486,191.62	1.46
50.001 - 60.000	395	45,545,670.48	2.83
60.001 - 70.000	961	129,228,727.45	8.02
70.001 - 80.000	3,975	612,038,054.04	37.98
80.001 - 90.000	3,660	595,709,368.11	36.97
90.001 - 100.000	1,123	192,774,371.14	11.96
Total:	**10,521**	**$1,611,397,503.65**	**100.00%**

Minimum:	5.020%
Maximum:	100.000%
Non-Zero WA:	81.266%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	15	$1,731,902.53	0.11%
451 – 500	24	2,770,316.89	0.17
501 – 550	1,668	231,422,496.91	14.36
551 – 600	2,692	373,924,569.56	23.20
601 – 650	3,037	480,775,105.53	29.84
651 – 700	1,959	326,322,144.58	20.25
701 – 750	864	149,526,999.29	9.28
751 – 800	256	44,356,654.96	2.75
801 >=	6	567,313.40	0.04
Total:	**10,521**	**$1,611,397,503.65**	**100.00%**

Non-Zero Minimum:	472
Maximum:	817
Non-Zero WA:	622

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	6,009	$851,409,380.75	52.84%
Purchase	3,262	551,533,204.07	34.23
Rate/Term Refinance	1,043	179,634,984.83	11.15
Debt Consolidation	82	20,430,417.64	1.27
Home Improvement	125	8,389,516.36	0.52
Total:	**10,521**	**$1,611,397,503.65**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	8,252	$1,208,815,112.78	75.02%
PUD	718	153,502,630.97	9.53
2-4 Family	769	140,833,514.11	8.74
Condo	695	101,236,345.26	6.28
Manufactured Housing	53	3,649,643.04	0.23
Townhouse	21	2,184,611.59	0.14
Row House	11	1,059,609.35	0.07
Mobile Home	2	116,036.55	0.01
Total:	**10,521**	**$1,611,397,503.65**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,974	$428,871,634.46	26.61%
CA-N	867	203,569,212.05	12.63
FL	722	94,958,919.45	5.89
IL	628	91,225,272.72	5.66
TX	781	69,989,754.10	4.34
NY	387	61,000,131.28	3.79
HI	280	58,647,316.29	3.64
NJ	301	53,577,002.40	3.32
MI	402	44,176,741.52	2.74
CO	239	42,180,384.25	2.62
MA	213	38,012,295.07	2.36
WA	234	36,993,854.79	2.30
OH	433	36,026,284.94	2.24
PA	363	31,937,378.33	1.98
MD	192	30,760,198.37	1.91
AZ	173	25,393,436.61	1.58
NV	155	24,523,343.31	1.52
MO	237	20,973,388.11	1.30
MN	138	20,013,221.93	1.24
OR	121	18,245,620.54	1.13
VA	109	16,715,240.40	1.04
CT	107	16,620,720.50	1.03
NC	117	13,072,201.43	0.81
UT	83	12,182,289.44	0.76
WI	110	11,923,519.15	0.74
IN	121	11,098,061.78	0.69
TN	126	10,688,722.70	0.66
GA	72	8,404,440.61	0.52
OK	86	7,186,144.83	0.45
AL	70	6,310,241.82	0.39
Other	680	66,120,530.47	4.10
Total:	**10,521**	**$1,611,397,503.65**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,975	$277,261,600.04	17.21%
1% of Orig. Bal.	117	10,101,827.81	0.63
1% of UPB	263	28,171,966.57	1.75
2 Mos. Int. A mt Prepaid, >20% Orig. Bal.	43	5,225,621.46	0.32
2 Mos. Int. on UPB	5	1,019,290.38	0.06
2 Mos. Int. on 80% UPB	17	2,900,988.59	0.18
2% of UPB	235	25,624,751.88	1.59
3 Mos. Int. on UPB	29	7,020,960.61	0.44
3% 2% 1% of UPB	39	5,643,038.50	0.35
3% of UPB	80	12,391,576.56	0.77
5% 3% of UPB	7	874,640.83	0.05
5% 4% 3% 2% 1% of UPB	8	622,595.19	0.04
5% 4% 3% of UPB	34	3,483,550.27	0.22
5% 4% of UPB	10	1,221,426.60	0.08
5% of UPB	1,834	284,167,844.67	17.63
6 Mos. Int. Amt Prepaid, >20% Orig. Bal.	3,419	624,087,493.02	38.73
6 Mos. Int. on 80% UPB	2,165	295,339,802.02	18.33
6% of UPB	241	26,238,528.65	1.63
Total:	**10,521**	**$1,611,397,503.65**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	7,380	$1,021,542,408.86	63.39%
Stated	2,578	480,911,125.50	29.84
Limited	283	55,672,251.08	3.45
No Documentation	242	43,382,503.35	2.69
No Ratio	38	9,889,214.86	0.61
Total:	**10,521**	**$1,611,397,503.65**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	30	$7,144,314.08	0.60%
3.001 - 3.500	17	5,914,267.66	0.50
3.501 - 4.000	49	11,356,096.67	0.96
4.001 - 4.500	130	27,442,989.48	2.32
4.501 - 5.000	397	72,213,902.01	6.11
5.001 - 5.500	637	114,478,053.30	9.68
5.501 - 6.000	2,012	353,875,233.69	29.93
6.001 - 6.500	1,276	214,075,858.73	18.10
6.501 - 7.000	1,252	214,094,086.71	18.11
7.001 - 7.500	627	100,191,836.07	8.47
7.501 - 8.000	251	38,499,651.82	3.26
8.001 - 8.500	102	12,075,198.80	1.02
8.501 - 9.000	57	5,432,776.21	0.46
9.001 - 9.500	29	3,159,296.13	0.27
9.501 - 10.000	15	1,434,558.77	0.12
10.001 >=	12	1,105,340.68	0.09
Total:	**6,893**	**$1,182,493,460.81**	**100.00%**

Minimum: 2.250%
Maximum: 10.759%
Weighted Average: 6.177%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	22	$4,864,822.19	0.41%
1.500	10	2,199,007.71	0.19
2.000	2,890	519,646,301.02	43.94
3.000	3,969	655,409,813.39	55.43
4.000	1	183,330.77	0.02
5.000	1	190,185.73	0.02
Total:	**6,893**	**$1,182,493,460.81**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.550%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,608	$1,144,545,540.48	96.79%
1.500	196	27,304,305.71	2.31
2.000	4	522,669.20	0.04
3.000	85	10,120,945.42	0.86
Total:	**6,893**	**$1,182,493,460.81**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.029%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.501 - 9.000	1	$336,464.07	0.03%
9.001 - 9.500	1	329,294.72	0.03
9.501 - 10.000	3	1,020,143.21	0.09
10.001 - 10.500	6	1,752,750.35	0.15
10.501 - 11.000	14	5,445,931.91	0.46
11.001 - 11.500	35	8,272,426.13	0.70
11.501 - 12.000	79	20,320,433.95	1.72
12.001 - 12.500	157	39,891,505.65	3.37
12.501 - 13.000	363	84,244,087.89	7.12
13.001 - 13.500	604	133,593,477.13	11.30
13.501 - 14.000	905	181,219,964.83	15.33
14.001 - 14.500	869	162,486,270.19	13.74
14.501 - 15.000	1,054	178,328,847.51	15.08
15.001 - 15.500	786	115,674,678.84	9.78
15.501 - 16.000	752	105,881,470.32	8.95
16.001 - 16.500	415	51,040,355.33	4.32
16.501 - 17.000	413	48,990,990.17	4.14
17.001 - 17.500	191	20,144,237.15	1.70
17.501 - 18.000	134	14,601,552.42	1.23
18.001 - 18.500	46	3,829,727.93	0.32
18.501 - 19.000	43	3,391,276.03	0.29
19.001 - 19.500	12	1,001,122.99	0.08
19.501 >=	10	696,452.09	0.06
Total:	**6,893**	**$1,182,493,460.81**	**100.00%**

Minimum: 8.990%
Maximum: 19.990%
Weighted Average: 14.500%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	370	$77,886,966.33	6.59%
5.501 - 6.000	78	14,045,190.37	1.19
6.001 - 6.500	324	74,805,293.47	6.33
6.501 - 7.000	756	166,498,872.47	14.08
7.001 - 7.500	888	185,063,407.32	15.65
7.501 - 8.000	1,106	205,456,084.93	17.37
8.001 - 8.500	854	141,126,629.43	11.93
8.501 - 9.000	899	133,912,252.28	11.32
9.001 - 9.500	551	68,801,796.41	5.82
9.501 - 10.000	479	58,269,411.31	4.93
10.001 - 10.500	220	22,850,799.38	1.93
10.501 - 11.000	205	20,212,475.95	1.71
11.001 - 11.500	82	6,767,490.43	0.57
11.501 - 12.000	48	3,654,141.21	0.31
12.001 - 12.500	18	1,656,532.81	0.14
12.501 - 13.000	12	1,285,733.75	0.11
13.001 - 13.500	2	123,367.76	0.01
13.501 - 14.000	1	77,015.20	0.01
Total:	**6,893**	**$1,182,493,460.81**	**100.00%**

Minimum: 1.000%
Maximum: 13.990%
Weighted Average: 7.772%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-03	1	$96,015.35	0.01%
2003-04	8	618,822.51	0.05
2003-05	12	1,512,357.50	0.13
2003-06	12	1,491,031.58	0.13
2003-07	11	2,131,255.76	0.18
2003-08	11	1,568,881.83	0.13
2003-09	12	2,729,732.99	0.23
2003-10	2	198,682.88	0.02
2003-11	2	213,485.38	0.02
2003-12	4	508,138.08	0.04
2004-01	2	226,822.62	0.02
2004-02	5	964,272.00	0.08
2004-03	6	1,058,030.11	0.09
2004-04	13	1,693,806.61	0.14
2004-05	16	2,543,337.68	0.22
2004-06	11	1,845,925.06	0.16
2004-07	30	5,033,112.56	0.43
2004-08	26	4,717,452.45	0.40
2004-09	173	25,198,355.66	2.13
2004-10	385	60,589,386.00	5.12
2004-11	1,003	168,709,530.69	14.27
2004-12	2,097	386,062,710.26	32.65
2005-01	1,688	298,973,333.42	25.28
2005-02	11	2,545,587.47	0.22
2005-03	2	249,011.68	0.02
2005-04	3	563,634.84	0.05
2005-05	4	321,878.34	0.03
2005-07	8	819,095.77	0.07
2005-08	6	338,091.29	0.03
2005-09	15	2,280,361.09	0.19
2005-10	59	9,080,302.84	0.77
2005-11	186	25,503,668.83	2.16
2005-12	586	91,999,233.00	7.78
2006-01	468	77,203,696.37	6.53
2006-02	3	456,511.18	0.04
2007-04	1	225,341.19	0.02
2007-11	1	325,044.59	0.03
2007-12	6	1,098,273.35	0.09
2008-01	4	799,250.00	0.07
Total:	**6,893**	**$1,182,493,460.81**	**100.00%**

SAIL 2003-BC2 Collateral Summary –Group 3

Total Number of Loans	2,736	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$473,159,495	Yes	23.9%
Average Loan Principal Balance	$172,938	No	76.1%
Fixed Rate	46.2%		
Adjustable Rate	53.8%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	80.5%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.6%	Yes	51.1%
Weighted Average Margin	6.0%	No	48.9%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.0%	None	19.5%
Weighted Average Floor	7.4%	0.001-1.000	8.0%
Weighted Average Original Term (mo.)	334.9	1.001-2.000	53.1%
Weighted Average Remaining Term (mo.)	328.7	2.001-3.000	12.0%
Weighted Average Loan Age (mo.)	6.2	3.001-4.000	0.0%
Weighted Average Combined LTV	80.0%	4.001-5.000	7.4%
Non-Zero Weighted Average FICO	634		
Non-Zero Weighted Average DTI	40.2%	**Geographic Distribution**	
		(Other states account individually for less than 3% of the Cut-off Date principal balance)	
Lien Position		CA	40.5%
First	96.7%	TX	6.5%
Second	3.3%	NY	5.4%
		FL	4.5%
		MA	4.1%
Product Type		IL	3.6%
Fixed Rate	45.6%		
2/28 ARM (LIBOR)	45.2%	**Occupancy Status**	
3/27 ARM (LIBOR)	7.8%	Primary Home	96.4%
Balloon	0.6%	Investment	3.2%
Other	0.9%	Second Home	0.4%

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	508	$17,856,685.61	3.77%
50,000.01 - 100,000.00	884	63,055,855.72	13.33
100,000.01 - 150,000.00	357	43,845,262.03	9.27
150,000.01 - 200,000.00	181	31,035,110.21	6.56
200,000.01 - 250,000.00	73	16,255,907.58	3.44
250,000.01 - 300,000.00	47	12,677,846.80	2.68
300,000.01 - 350,000.00	185	61,732,148.19	13.05
350,000.01 - 400,000.00	214	80,577,754.40	17.03
400,000.01 - 450,000.00	101	42,852,034.68	9.06
450,000.01 - 500,000.00	89	42,848,732.52	9.06
500,000.01 - 550,000.00	27	14,192,936.58	3.00
550,000.01 - 600,000.00	21	12,068,649.36	2.55
600,000.01 - 650,000.00	32	20,176,605.88	4.26
650,000.01 - 700,000.00	2	1,370,179.59	0.29
700,000.01 - 750,000.00	5	3,634,176.41	0.77
750,000.01 - 800,000.00	2	1,571,786.18	0.33
800,000.01 - 850,000.00	1	831,382.53	0.18
850,000.01 - 900,000.00	3	2,637,072.46	0.56
900,000.01 - 950,000.00	1	943,880.15	0.20
950,000.01 - 1,000,000.00	3	2,995,488.21	0.63
Total:	**2,736**	**$473,159,495.09**	**100.00%**

Minimum: $6,860.78
Maximum: $999,000.00
Weighted Average: $172,938.41

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	7	$2,917,805.80	0.62%
5.501 - 6.000	13	6,880,491.59	1.45
6.001 - 6.500	62	26,822,033.21	5.67
6.501 - 7.000	156	61,107,790.84	12.91
7.001 - 7.500	171	65,656,844.32	13.88
7.501 - 8.000	165	59,061,530.31	12.48
8.001 - 8.500	250	52,130,371.32	11.02
8.501 - 9.000	219	39,187,686.34	8.28
9.001 - 9.500	207	30,957,525.69	6.54
9.501 - 10.000	136	20,288,619.90	4.29
10.001 - 10.500	298	31,169,642.99	6.59
10.501 - 11.000	450	38,581,943.32	8.15
11.001 - 11.500	131	10,087,156.26	2.13
11.501 - 12.000	192	12,565,729.47	2.66
12.001 - 12.500	45	3,289,473.96	0.70
12.501 - 13.000	93	6,117,885.37	1.29
13.001 - 13.500	30	1,630,965.54	0.34
13.501 - 14.000	45	2,037,534.95	0.43
14.001 - 14.250	1	40,032.86	0.01
14.251 >=	65	2,628,431.05	0.56
Total:	**2,736**	**$473,159,495.09**	**100.00%**

Minimum: 3.625%
Maximum: 15.462%
Weighted Average: 8.578%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	230	$12,089,836.92	2.56%
171 - 180	445	29,912,374.02	6.32
181 - 240	345	27,094,459.60	5.73
241 - 300	44	4,067,286.69	0.86
301 - 360	1,672	399,995,537.86	84.54
Total:	**2,736**	**$473,159,495.09**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 334.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	513	$28,558,878.25	6.04%
171 - 180	171	13,859,259.38	2.93
181 - 240	336	26,678,532.91	5.64
241 - 300	44	4,067,286.69	0.86
301 - 360	1,672	399,995,537.86	84.54
Total:	**2,736**	**$473,159,495.09**	**100.00%**

Minimum: 47.0
Maximum: 359.0
Weighted Average: 328.7

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	4	$80,897.22	0.02%
10.001 - 20.000	8	176,599.13	0.04
20.001 - 30.000	37	1,735,685.93	0.37
30.001 - 40.000	60	3,688,502.00	0.78
40.001 - 50.000	94	9,415,133.98	1.99
50.001 - 60.000	154	16,001,014.90	3.38
60.001 - 70.000	307	45,747,721.92	9.67
70.001 - 80.000	960	167,697,962.58	35.44
80.001 - 90.000	843	175,102,917.75	37.01
90.001 - 100.000	269	53,513,059.68	11.31
Total:	**2,736**	**$473,159,495.09**	**100.00%**

Minimum: 5.410%
Maximum: 100.000%
Non-Zero WA: 79.950%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	4	$887,694.89	0.19%
451 - 500	6	412,919.62	0.09
501 - 550	258	45,156,585.60	9.54
551 - 600	649	93,584,448.55	19.78
601 - 650	814	149,473,014.38	31.59
651 - 700	599	108,019,341.56	22.83
701 - 750	321	59,291,873.59	12.53
751 - 800	83	16,229,916.39	3.43
801 >=	2	103,700.51	0.02
Total:	**2,736**	**$473,159,495.09**	**100.00%**

Non-Zero Minimum: 472
Maximum: 805
Non-Zero WA: 634

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	2,025	$276,330,763.65	58.40%
Purchase	392	126,921,158.09	26.82
Rate/Term Refinance	161	49,018,358.61	10.36
Debt Consolidation	49	14,831,586.92	3.13
Home Improvement	109	6,057,627.82	1.28
Total:	**2,736**	**$473,159,495.09**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,438	$386,914,381.77	81.77%
PUD	127	52,832,024.82	11.17
2-4 Family	73	16,137,887.38	3.41
Condo	82	16,044,401.80	3.39
Manufactured Housing	7	584,085.42	0.12
Townhouse	7	530,677.35	0.11
Mobile Home	2	116,036.55	0.02
Total:	**2,736**	**$473,159,495.09**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	356	$113,595,053.58	24.01%
CA-N	253	78,077,353.50	16.50
TX	394	30,606,185.45	6.47
NY	190	25,667,787.07	5.42
FL	117	21,283,718.30	4.50
MA	115	19,261,951.99	4.07
IL	92	16,830,605.27	3.56
HI	54	12,720,084.07	2.69
NJ	58	12,645,696.79	2.67
WA	82	12,371,146.99	2.61
OH	151	11,747,823.65	2.48
MD	45	10,029,865.49	2.12
PA	110	9,661,205.98	2.04
MI	53	9,463,017.29	2.00
CO	40	9,140,251.09	1.93
GA	72	8,404,440.61	1.78
VA	44	7,191,065.27	1.52
AZ	21	6,441,390.61	1.36
CT	34	6,160,069.94	1.30
MN	32	5,113,515.29	1.08
NC	42	4,657,364.85	0.98
NV	16	4,139,917.45	0.87
OR	24	3,701,522.60	0.78
MO	39	3,402,297.98	0.72
IN	20	2,711,916.27	0.57
TN	27	2,461,504.62	0.52
NH	20	2,287,470.87	0.48
OK	30	2,207,600.66	0.47
WI	12	2,042,662.58	0.43
NM	11	1,990,442.85	0.42
Other	182	17,144,566.13	3.62
Total:	**2,736**	**$473,159,495.09**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	667	$92,481,811.06	19.55%
1% of Orig. Bal.	58	4,287,632.39	0.91
1% of UPB	22	4,330,738.37	0.92
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	2	866,169.70	0.18
2 Mos. Int. on 80% UPB	1	392,586.97	0.08
2% of UPB	72	7,040,060.55	1.49
3 Mos. Int. on UPB	5	1,970,069.13	0.42
3% 2% 1% of UPB	1	404,495.30	0.09
3% of UPB	23	3,453,681.66	0.73
5% 4% 3% 2% 1% of UPB	2	110,708.47	0.02
5% 4% 3% of UPB	3	302,830.41	0.06
5% of UPB	331	68,986,709.03	14.58
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	439	145,681,472.98	30.79
6 Mos. Int. on 80% UPB	1,095	140,697,075.50	29.74
6% of UPB	15	2,153,453.57	0.46
Total:	**2,736**	**$473,159,495.09**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,303	$321,847,105.51	68.02%
Stated	336	114,471,148.17	24.19
Limited	53	18,827,972.52	3.98
No Documentation	33	12,804,276.41	2.71
No Ratio	11	5,208,992.48	1.10
Total:	**2,736**	**$473,159,495.09**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	8	$3,782,459.32	1.49%
3.001 - 3.500	8	4,179,116.57	1.64
3.501 - 4.000	8	4,012,082.78	1.58
4.001 - 4.500	22	9,732,353.27	3.82
4.501 - 5.000	46	17,043,343.95	6.70
5.001 - 5.500	61	20,809,792.92	8.18
5.501 - 6.000	214	81,746,141.85	32.12
6.001 - 6.500	125	46,629,775.41	18.32
6.501 - 7.000	114	37,580,805.85	14.76
7.001 - 7.500	51	16,589,973.81	6.52
7.501 - 8.000	34	7,572,220.87	2.97
8.001 - 8.500	7	1,628,636.35	0.64
8.501 - 9.000	7	1,092,351.70	0.43
9.001 - 9.500	10	1,264,609.42	0.50
9.501 - 10.000	5	469,895.63	0.18
10.001 >=	5	406,744.40	0.16
Total:	**725**	**$254,540,304.10**	**100.00%**

Minimum: 2.750%
Maximum: 10.759%
Weighted Average: 6.032%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	12	$3,315,217.07	1.30%
1.500	5	1,352,639.38	0.53
2.000	239	90,925,871.42	35.72
3.000	469	158,946,576.23	62.44
Total:	725	**$254,540,304.10**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.609%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	695	$249,036,094.35	97.84%
1.500	23	4,679,041.25	1.84
2.000	1	59,116.29	0.02
3.000	6	766,052.21	0.30
Total:	725	**$254,540,304.10**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.015%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.501 - 9.000	1	$336,464.07	0.13%
9.001 - 9.500	1	329,294.72	0.13
9.501 - 10.000	2	806,327.46	0.32
10.001 - 10.500	1	521,283.25	0.20
10.501 - 11.000	6	3,807,187.57	1.50
11.001 - 11.500	5	3,046,220.92	1.20
11.501 - 12.000	18	8,829,443.66	3.47
12.001 - 12.500	35	15,201,786.59	5.97
12.501 - 13.000	63	25,542,204.88	10.03
13.001 - 13.500	90	37,875,128.41	14.88
13.501 - 14.000	105	42,818,220.17	16.82
14.001 - 14.500	94	36,321,869.91	14.27
14.501 - 15.000	91	30,529,148.22	11.99
15.001 - 15.500	45	14,588,686.41	5.73
15.501 - 16.000	49	13,714,580.56	5.39
16.001 - 16.500	26	5,184,075.84	2.04
16.501 - 17.000	37	7,041,466.10	2.77
17.001 - 17.500	25	4,328,133.63	1.70
17.501 - 18.000	15	2,242,869.49	0.88
18.001 - 18.500	5	399,464.28	0.16
18.501 - 19.000	8	895,256.51	0.35
19.001 - 19.500	1	29,814.85	0.01
19.501 >=	2	151,376.60	0.06
Total:	**725**	**$254,540,304.10**	**100.00%**

Minimum: 8.990%
Maximum: 19.990%
Weighted Average: 14.040 %

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	66	$27,853,082.69	10.94%
5.501 - 6.000	14	4,624,329.46	1.82
6.001 - 6.500	57	22,982,521.34	9.03
6.501 - 7.000	106	43,134,316.98	16.95
7.001 - 7.500	115	47,210,186.45	18.55
7.501 - 8.000	109	41,304,819.89	16.23
8.001 - 8.500	66	24,606,005.02	9.67
8.501 - 9.000	57	18,164,652.90	7.14
9.001 - 9.500	24	6,092,078.93	2.39
9.501 - 10.000	35	7,969,078.15	3.13
10.001 - 10.500	16	3,175,755.19	1.25
10.501 - 11.000	21	2,922,184.25	1.15
11.001 - 11.500	18	2,306,661.02	0.91
11.501 - 12.000	11	1,225,062.84	0.48
12.001 - 12.500	3	213,873.16	0.08
12.501 - 13.000	4	555,312.87	0.22
13.001 - 13.500	2	123,367.76	0.05
13.501 - 14.000	1	77,015.20	0.03
Total:	**725**	**$254,540,304.10**	**100.00%**

Minimum: 2.750%
Maximum: 13.990%
Weighted Average: 7.367 %

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-03	1	$96,015.35	0.04%
2003-04	8	618,822.51	0.24
2003-05	12	1,512,357.50	0.59
2003-06	9	1,106,154.68	0.43
2003-07	8	1,570,416.70	0.62
2003-08	10	1,438,328.12	0.57
2003-09	11	2,567,483.35	1.01
2003-10	2	198,682.88	0.08
2003-11	2	213,485.38	0.08
2003-12	3	296,592.08	0.12
2004-01	2	226,822.62	0.09
2004-02	3	777,813.35	0.31
2004-03	4	653,470.66	0.26
2004-04	7	836,987.04	0.33
2004-05	10	1,996,788.68	0.78
2004-06	2	182,013.04	0.07
2004-07	12	3,164,231.38	1.24
2004-08	4	1,161,297.67	0.46
2004-09	21	4,313,951.28	1.69
2004-10	53	16,129,395.67	6.34
2004-11	109	46,711,164.38	18.35
2004-12	213	85,997,667.16	33.79
2005-01	122	47,738,828.39	18.75
2005-02	4	1,040,035.23	0.41
2005-03	1	97,518.24	0.04
2005-04	1	76,334.97	0.03
2005-05	1	122,854.75	0.05
2005-09	2	790,601.33	0.31
2005-10	5	1,868,898.36	0.73
2005-11	6	2,648,705.56	1.04
2005-12	35	13,235,038.14	5.20
2006-01	34	13,671,979.71	5.37
2007-11	1	325,044.59	0.13
2007-12	6	1,098,273.35	0.43
2008-01	1	56,250.00	0.02
Total:	**725**	**$254,540,304.10**	**100.00%**

$1,546,944,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC2
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's/)(4)
A1 (5)	$624,271,000	1M Libor	2.64	1-90	11.90%	TBD	4/25/2033	AAA/AAA/NR
A2 (6)	$345,932,000	1M Libor	2.62	1-90	11.90%	TBD	4/25/2033	AAA/AAA/NR
A3 (7)	$401,571,000	1M Libor	2.73	1-90	11.90%	TBD	4/25/2033	AAA/AAA/NR
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2005	AAA/AAA/NR
M1	$97,317,000	1M Libor	4.97	38-90	5.65%	TBD	4/25/2033	AA/AA/NR
M2	$38,926,000	1M Libor	4.94	37-90	3.15%	TBD	4/25/2033	A/A/NR
M3	$15,571,000	1M Libor	4.77	37-88	2.15%	TBD	4/25/2033	BBB+/BBB+/Baa2
M4-A	$5,839,000	1M Libor	4.37	37-73	1.40%	TBD	4/25/2033	BBB/BBB/Baa2
M4-F	$5,839,000	6.00%	4.37	37-73	1.40%	N/A	4/25/2033	BBB/BBB/Baa2
B	$11,678,000	6.00%	3.52	37-57	0.65%	N/A	4/25/2033	BBB-/BBB-/Baa3

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's/)(4)
A1 (5)	$624,271,000	1M Libor	2.86	1-184	11.90%	TBD	4/25/2033	AAA/AAA/NR
A2 (6)	$345,932,000	1M Libor	2.82	1-181	11.90%	TBD	4/25/2033	AAA/AAA/NR
A3 (7)	$401,571,000	1M Libor	2.99	1-189	11.90%	TBD	4/25/2033	AAA/AAA/NR
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2005	AAA/AAA/NR
M1	$97,317,000	1M Libor	5.34	38-137	5.65%	TBD	4/25/2033	AA/AA/NR
M2	$38,926,000	1M Libor	5.08	37-110	3.15%	TBD	4/25/2033	A/A/NR
M3	$15,571,000	1M Libor	4.77	37-88	2.15%	TBD	4/25/2033	BBB+/BBB+/Baa2
M4-A	$5,839,000	1M Libor	4.37	37-73	1.40%	TBD	4/25/2033	BBB/BBB/Baa2
M4-F	$5,839,000	6.00%	4.37	37-73	1.40%	N/A	4/25/2033	BBB/BBB/Baa2
B	$11,678,000	6.00%	3.52	37-57	0.65%	N/A	4/25/2033	BBB-/BBB-/Baa3

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.65%

(4) All Classes of Certificates will be rated by S&P and Fitch. The Class M3, M4-A, M4-F and B will also be rated by Moody's.

(5) Class A1 is the Senior Certificate of Group 1.

(6) Class A2 is the Senior Certificate of Group 2.

(7) Class A3 is the Senior Certificate of Group 3.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided up into three Groups, Group 1, Group 2 and Group 3. Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class A1 certificate, all Group 2 principal will paid to the Class A2 Certificate and all Group 3 principal will be paid to the Class A3 certificate. Once the Senior Certificate of any group has been retired, all principal from that Group will be allocated to the Senior Certificates of the other two groups, in proportion to their Class Principal Distribution Amounts. Principal will then be allocated sequentially to the M1, M2 and M3, then pro rata to the M4-A and M4-F, then to B.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated concurrently to the Class A1 Certificate from Group 1, from Group 2 to the Class A2 Certificate and from Group 3 to the Class A3 Certificate, to the Targeted Senior Enhancement Percentage. Once the Senior Certificate of any group has been retired, all principal from that Group will be allocated to the Senior Certificates of the other two groups, in proportion to their Class Principal Distribution Amounts, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2 and M3, then pro rata to the M4-A and M4-F, then to the B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.65% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes A1, A2, A3, M1, M2, M3 and M4-A Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Classes M4-F and B will be equal to the lesser of (i) 6.00% and (ii) their Net Funds Cap (as defined herein), calculated on a 30/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class M4-F Certificates, the Class B Certificates and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on March 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1, Group 2 and Group 3, Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and Current and Carryforward Interest to the Class A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class A2 and Current and Carryforward Interest to the Class A-IO(2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to the Class A3 and Current and Carryforward Interest to the Class A-IO(3) from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes M1, M2, and M3 sequentially, then to Classes M4-A and M4-F pro rata, and then to Class B;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3, then sequentially to Classes M1, M2 and M3, then to Classes M4-A and M4-F pro rata, and then to Class B, to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(10) To pay sequentially to Classes M1, M2 and M3, then to Classes M4-A and M4-F pro rata, and then to Class B, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(11) To pay sequentially to Classes M1, M2 and M3, then to Classes M4-A and M4-F pro rata, then to Class B, any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of three components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount	A-IO(3) Notional Amount	Total Notional Amount
1-6	233,835,743	129,577,165	150,418,093	513,831,000
7-12	191,320,526	106,017,887	123,069,588	420,408,000
13-18	148,804,853	82,458,356	95,720,791	326,984,000
19-24	85,031,345	47,119,061	54,697,595	186,848,000

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Balance will be approximately 46% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 25% of the aggregate Class A-IO Notional Balance. The A-IO(3) Component Notional Balance will be approximately 29% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	1,537,829,000
3	1,517,393,000
4	1,499,674,000
5	1,480,050,000
6	1,458,766,000
7	1,435,613,000
8	1,410,909,000
9	1,384,763,000
10	1,357,563,000
11	1,330,890,000
12	1,304,734,000

Month	Approximate Notional Balance ($)
13	1,279,084,000
14	1,253,932,000
15	1,229,268,000
16	1,205,081,000
17	1,179,747,000
18	1,154,955,000
19	1,128,754,000
20	1,098,860,000
21	1,069,750,000
22	1,033,998,000
23	973,524,000
24	917,556,000

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The Class A1 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A2 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A3 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Mezzanine and Subordinate Class "Net Funds Cap" for any Distribution Date will be the weighted average of the Class A1 "Net Funds Cap," the Class A2 "Net Funds Cap" and the Class A3 "Net Funds Cap," weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (38.1%), Peoples Choice Home Loan (17.2%), Fieldstone (11.5%), Household (9.8%), Provident (7.4%), Finance America (4.5%), Staten Island Savings Bank (3.4%), Equifirst (2.1%), Aurora Loan Services (1.9%), CIT Group (1.6%), and Home Loan Corp. (1.6%) and as of the closing date will be serviced by Wilshire (31.6%), Ocwen (23.8%), Option One (21.2%), Fairbanks (18.0%) and Aurora Loan Services (5.2%). The loans currently serviced by Option One are expected to transfer to another servicer in the securitization on or prior to May 1, 2003.

Mortgage Insurance

Approximately 67.0% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") and Radian. Approximately 98.0% of these insured mortgage loans are covered by the MGIC policy. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B Certificates, and the Class M Certificates in inverse order of rank (together with the Class B Certificate, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2 and A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class A1, Class A2 and Class A3 will double, the margins on the Class M1, M2, M3 and M4-A will increase to 1.5 times their initial margin, and the interest rate on the Class M4-F Certificates and Class B Certificates will increase to 6.50%.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation, and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.65% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 64% of the Senior Enhancement Percentage for that Distribution Date, or if Cumulative Losses exceed certain levels set by the rating agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1	A2	A3	A-IO
AAA/AAA/NR	AAA/AAA/NR	AAA/AAA/NR	AAA/AAA/NR
Libor Floater (Group 1)	Libor Floater (Group 2)	Libor Floater (Group 3)	6.00% Interest Rate

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2 and A3.

M1
AA/AA/NR
Libor Floater

M2
A/A/NR
Libor Floater

M3
BBB+/BBB+/Baa2
Libor Floater

M4-A	M4-F
BBB/BBB/Baa2	BBB/BBB/Baa2
Libor Floater	6.00% Coupon

B
BBB-/BBB-/Baa3
6.00% Coupon

Classes M1, M2, M3, M4-A, M4-F and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust, Series 2003-BC2
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle Bank
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: April 25, 2003
Cut-Off Date:	March 1, 2003
Expected Pricing Date:	March [ ], 2003
Closing Date:	March 28, 2003
Settlement Date:	March 28, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	March 25, 2003
Day Count:	Actual/360 on the Libor Certificates 30/360 on Class A-IO, Class M4-F and Class B
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually
Securities Administrator Fee:	0.0035% of the Pool principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	5.35	3.60	2.64	2.01	1.56
Window (mos)	1-175	1-121	1-90	1-70	1-57
Expected Final Mat.	10/25/2017	4/25/2013	9/25/2010	1/25/2009	12/25/2007
Class A2					
Avg. Life (yrs)	5.32	3.58	2.62	1.99	1.54
Window (mos)	1-175	1-121	1-90	1-70	1-57
Expected Final Mat.	10/25/2017	4/25/2013	9/25/2010	1/25/2009	12/25/2007
Class A3					
Avg. Life (yrs)	5.40	3.69	2.73	2.09	1.63
Window (mos)	1-175	1-121	1-90	1-70	1-57
Expected Final Mat.	10/25/2017	4/25/2013	9/25/2010	1/25/2009	12/25/2007
Class M1					
Avg. Life (yrs)	9.64	6.56	4.97	4.21	3.94
Window (mos)	56-175	37-121	38-90	39-70	41-57
Expected Final Mat.	10/25/2017	4/25/2013	9/25/2010	1/25/2009	12/25/2007
Class M2					
Avg. Life (yrs)	9.64	6.55	4.94	4.11	3.69
Window (mos)	56-175	37-121	37-90	38-70	39-57
Expected Final Mat.	10/25/2017	4/25/2013	9/25/2010	1/25/2009	12/25/2007
Class M3					
Avg. Life (yrs)	9.35	6.33	4.77	3.95	3.50
Window (mos)	56-172	37-118	37-88	37-68	38-55
Expected Final Mat.	7/25/2017	1/25/2013	7/25/2010	11/25/2008	10/25/2007
Class M4-A and M4-F					
Avg. Life (yrs)	8.61	5.81	4.37	3.61	3.24
Window (mos)	56-145	37-99	37-73	37-57	37-46
Expected Final Mat.	4/25/2015	6/25/2011	4/25/2009	12/25/2007	1/25/2007
Class B					
Avg. Life (yrs)	6.79	4.55	3.52	3.14	3.07
Window (mos)	56-114	37-77	37-57	37-44	37-37
Expected Final Mat.	9/25/2012	8/25/2009	12/25/2007	11/25/2006	4/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call

% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.53	2.23	1.50
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class A2			
Avg. Life (yrs)	3.53	2.24	1.50
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class A3			
Avg. Life (yrs)	3.48	2.22	1.49
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class M1			
Avg. Life (yrs)	6.35	4.41	3.91
Window (mos)	37-117	39-76	41-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class M2			
Avg. Life (yrs)	6.35	4.34	3.63
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class M3			
Avg. Life (yrs)	6.15	4.18	3.45
Window (mos)	37-115	37-74	38-53
Expected Final Mat.	10/25/2012	5/25/2009	8/25/2007
Class M4-A and M4-F			
Avg. Life (yrs)	5.64	3.84	3.20
Window (mos)	37-96	37-62	37-44
Expected Final Mat.	3/25/2011	5/25/2008	11/25/2006
Class B			
Avg. Life (yrs)	4.41	3.23	3.07
Window (mos)	37-75	37-48	37-37
Expected Final Mat.	6/25/2009	3/25/2007	4/25/2006

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	5.72	3.89	2.86	2.18	1.69
Window (mos)	1-314	1-242	1-184	1-144	1-115
Expected Final Mat.	5/25/2029	5/25/2023	7/25/2018	3/25/2015	10/25/2012
Class A2					
Avg. Life (yrs)	5.68	3.85	2.82	2.15	1.66
Window (mos)	1-312	1-239	1-181	1-141	1-112
Expected Final Mat.	3/25/2029	2/25/2023	4/25/2018	12/25/2014	7/25/2012
Class A3					
Avg. Life (yrs)	5.78	4.02	2.99	2.31	1.81
Window (mos)	1-314	1-247	1-189	1-149	1-121
Expected Final Mat.	5/25/2029	10/25/2023	12/25/2018	8/25/2015	4/25/2013
Class M1					
Avg. Life (yrs)	10.28	7.04	5.34	4.50	4.16
Window (mos)	56-254	37-183	38-137	39-108	41-87
Expected Final Mat.	5/25/2024	6/25/2018	8/25/2014	3/25/2012	6/25/2010
Class M2					
Avg. Life (yrs)	9.89	6.74	5.08	4.21	3.77
Window (mos)	56-210	37-147	37-110	38-86	39-69
Expected Final Mat.	9/25/2020	6/25/2015	5/25/2012	5/25/2010	12/25/2008
Class M3					
Avg. Life (yrs)	9.35	6.33	4.77	3.95	3.50
Window (mos)	56-172	37-118	37-88	37-68	38-55
Expected Final Mat.	7/25/2017	1/25/2013	7/25/2010	11/25/2008	10/25/2007
Class M4-A and M4-F					
Avg. Life (yrs)	8.61	5.81	4.37	3.61	3.24
Window (mos)	56-145	37-99	37-73	37-57	37-46
Expected Final Mat.	4/25/2015	6/25/2011	4/25/2009	12/25/2007	1/25/2007
Class B					
Avg. Life (yrs)	6.79	4.55	3.52	3.14	3.07
Window (mos)	56-114	37-77	37-57	37-44	37-37
Expected Final Mat.	9/25/2012	8/25/2009	12/25/2007	11/25/2006	4/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.83	2.43	1.64
Window (mos)	1-240	1-161	1-115
Expected Final Mat.	3/25/2023	8/25/2016	10/25/2012
Class A2			
Avg. Life (yrs)	3.83	2.44	1.64
Window (mos)	1-240	1-161	1-115
Expected Final Mat.	3/25/2023	8/25/2016	10/25/2012
Class A3			
Avg. Life (yrs)	3.75	2.40	1.63
Window (mos)	1-235	1-158	1-113
Expected Final Mat.	10/25/2022	5/25/2016	8/25/2012
Class M1			
Avg. Life (yrs)	6.83	4.73	4.13
Window (mos)	37-177	39-117	41-83
Expected Final Mat.	12/25/2017	12/25/2012	2/25/2010
Class M2			
Avg. Life (yrs)	6.54	4.46	3.71
Window (mos)	37-143	38-93	39-66
Expected Final Mat.	2/25/2015	12/25/2010	9/25/2008
Class M3			
Avg. Life (yrs)	6.15	4.18	3.45
Window (mos)	37-115	37-74	38-53
Expected Final Mat.	10/25/2012	5/25/2009	8/25/2007
Class M4-A and M4-F			
Avg. Life (yrs)	5.64	3.84	3.20
Window (mos)	37-96	37-62	37-44
Expected Final Mat.	3/25/2011	5/25/2008	11/25/2006
Class B			
Avg. Life (yrs)	4.41	3.23	3.07
Window (mos)	37-75	37-48	37-37
Expected Final Mat.	6/25/2009	3/25/2007	4/25/2006

A-IO Sensitivity Analysis [1]	
Price [2]	Yield (%)
8-03	4.5013%
8-03+	4.2668%
8-04	4.0332%
8-04+	3.8005%
8-05	3.5687%
8-05+	3.3378%
8-06	3.1077%
8-06+	2.8786%
8-07	2.6502%
Mod. Dur.	0.82[3]

(1) Shown at 100% of the Prepayment Assumption as defined on page one, and with a closing date of March 28, 2003.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 8-05 plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A3 Funds Cap (%)	Mezz Funds Cap (%)	Period	A3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.32681	9.23915
2	N/A	N/A	32	9.20523	8.99268
3	N/A	N/A	33	9.94899	9.71915
4	N/A	N/A	34	9.62581	9.82597
5	N/A	N/A	35	9.62876	9.82554
6	N/A	N/A	36	10.65792	10.87586
7	N/A	N/A	37	9.62426	9.82117
8	N/A	N/A	38	10.01846	10.16847
9	N/A	N/A	39	10.11329	10.24999
10	N/A	N/A	40	10.44732	10.86733
11	N/A	N/A	41	10.10786	10.51425
12	N/A	N/A	42	10.10488	10.51148
13	N/A	N/A	43	10.43865	10.85900
14	N/A	N/A	44	10.17148	10.52715
15	N/A	N/A	45	10.78043	11.25201
16	N/A	N/A	46	10.42924	11.02249
17	N/A	N/A	47	10.42580	11.01930
18	N/A	N/A	48	11.53907	12.19816
19	N/A	N/A	49	10.41897	11.01452
20	N/A	N/A	50	10.83695	11.40046
21	N/A	N/A	51	10.48386	11.09184
22	N/A	N/A	52	10.82971	11.56645
23	N/A	N/A	53	10.47687	11.19006
24	N/A	N/A	54	10.47338	11.18679
25	8.59800	8.36416	55	10.81890	11.55703
26	8.88406	8.64217	56	10.53759	11.20181
27	9.02554	8.77956	57	10.89377	11.57432
28	9.32515	9.24126	58	10.53879	11.26794
29	9.02838	8.94366	59	10.53523	11.26464
30	9.02716	8.94239	60	11.25800	12.03800

(1) Based on 6 month LIBOR of 20% for each period.

(2) Assumes prepayments occur at 100% of the pricing speed.

SAIL 2003-BC2 Collateral Summary -Aggregate

Total Number of Loans	10,147	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,557,065,134	Yes	32.4%
Average Loan Principal Balance	$153,451	No	67.6%
Fixed Rate	26.3%		
Adjustable Rate	73.7%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	83.1%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.2%	Yes	67.0%
Weighted Average Margin	6.2%	No	33.0%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.5%	None	16.9%
Weighted Average Floor	7.8%	0.001-1.000	6.0%
Weighted Average Original Term (mo.)	349.5	1.001-2.000	52.0%
Weighted Average Remaining Term (mo.)	345.6	2.001-3.000	22.2%
Weighted Average Loan Age (mo.)	3.9	3.001-4.000	0.0%
Weighted Average Combined LTV	81.3%	4.001-5.000	2.8%
Non-Zero Weighted Average FICO	622		
Non-Zero Weighted Average DTI	40.9%	**Geographic Distribution**	
		(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	39.8%
First	99.1%	FL	5.9%
Second	0.9%	IL	5.6%
		TX	4.3%
		NY	3.8%
Product Type		HI	3.7%
2/28 ARM (LIBOR)	59.9%	NJ	3.4%
Fixed Rate	25.4%		
3/27 ARM (LIBOR)	13.4%	**Occupancy Status**	
Balloon	0.9%	Primary Home	92.1%
Other	0.4%	Investment	7.4%
		Second Home	0.4%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,077	$40,677,889.01	2.61%
50,000.01 - 100,000.00	2,715	200,382,159.30	12.87
100,000.01 - 150,000.00	2,214	276,359,038.17	17.75
150,000.01 - 200,000.00	1,569	273,133,317.96	17.54
200,000.01 - 250,000.00	1,007	225,458,570.22	14.48
250,000.01 - 300,000.00	645	176,793,530.98	11.35
300,000.01 - 350,000.00	374	121,150,124.24	7.78
350,000.01 - 400,000.00	248	93,177,011.31	5.98
400,000.01 - 450,000.00	116	49,054,649.06	3.15
450,000.01 - 500,000.00	90	43,239,879.39	2.78
500,000.01 - 550,000.00	24	12,606,986.47	0.81
550,000.01 - 600,000.00	20	11,495,134.68	0.74
600,000.01 - 650,000.00	30	18,854,443.43	1.21
650,000.01 - 700,000.00	2	1,368,334.74	0.09
700,000.01 - 750,000.00	6	4,349,515.53	0.28
750,000.01 - 800,000.00	2	1,569,523.29	0.10
800,000.01 - 850,000.00	1	830,135.99	0.05
850,000.01 - 900,000.00	3	2,632,200.37	0.17
900,000.01 - 950,000.00	1	942,744.14	0.06
950,000.01 - 1,000,000.00	3	2,989,945.46	0.19
Total:	**10,147**	**$1,557,065,133.74**	**100.00%**

Minimum: $6,813.78
Maximum: $997,904.20
Weighted Average: $153,450.79

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	13	$4,127,189.04	0.27%
5.501 - 6.000	55	14,317,396.02	0.92
6.001 - 6.500	339	82,330,712.05	5.29
6.501 - 7.000	909	205,647,338.82	13.21
7.001 - 7.500	1,239	250,804,415.31	16.11
7.501 - 8.000	1,497	272,949,251.37	17.53
8.001 - 8.500	1,243	194,937,178.60	12.52
8.501 - 9.000	1,263	178,678,828.42	11.48
9.001 - 9.500	880	106,938,843.49	6.87
9.501 - 10.000	717	81,795,348.93	5.25
10.001 - 10.500	560	54,829,621.04	3.52
10.501 - 11.000	673	59,436,298.51	3.82
11.001 - 11.500	205	15,112,158.64	0.97
11.501 - 12.000	239	15,769,456.16	1.01
12.001 - 12.500	74	5,956,008.26	0.38
12.501 - 13.000	106	6,962,715.86	0.45
13.001 - 13.500	27	1,426,327.72	0.09
13.501 - 14.000	39	1,865,960.86	0.12
14.001 - 14.250	2	234,519.07	0.02
14.251 >=	67	2,945,565.57	0.19
Total:	**10,147**	**$1,557,065,133.74**	**100.00%**

Minimum:	3.875%
Maximum:	16.190%
Weighted Average:	8.236%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	229	$11,903,548.87	0.76%
171 - 180	687	52,665,756.13	3.38
181 - 240	380	30,548,705.39	1.96
241 - 300	43	3,869,515.03	0.25
301 - 360	8,808	1,458,077,608.32	93.64
Total:	**10,147**	**$1,557,065,133.74**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 349.5

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	491	$26,924,478.96	1.73%
171 - 180	432	37,965,519.55	2.44
181 - 240	373	30,228,011.88	1.94
241 - 300	43	3,869,515.03	0.25
301 - 360	8,808	1,458,077,608.32	93.64
Total:	**10,147**	**$1,557,065,133.74**	**100.00%**

Minimum: 47.0
Maximum: 359.0
Weighted Average: 345.6

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	5	$109,677.81	0.01%
10.001 - 20.000	20	799,582.23	0.05
20.001 - 30.000	61	3,360,879.79	0.22
30.001 - 40.000	103	7,682,565.04	0.49
40.001 - 50.000	195	22,530,672.22	1.45
50.001 - 60.000	378	44,393,294.33	2.85
60.001 - 70.000	915	123,355,850.83	7.92
70.001 - 80.000	3,859	594,983,549.66	38.21
80.001 - 90.000	3,542	576,376,070.46	37.02
90.001 - 100.000	1,069	183,472,991.37	11.78
Total:	**10,147**	**$1,557,065,133.74**	**100.00%**

Minimum: 5.410%
Maximum: 100.000%
Non-Zero WA: 81.261%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	2	$108,825.04	0.01%
451 - 500	24	2,766,408.39	0.18
501 - 550	1,618	225,758,748.81	14.50
551 - 600	2,589	359,726,488.36	23.10
601 - 650	2,941	464,999,932.71	29.86
651 - 700	1,894	316,667,277.24	20.34
701 - 750	827	143,940,616.02	9.24
751 - 800	246	42,530,112.41	2.73
801 >=	6	566,724.76	0.04
Total:	**10,147**	**$1,557,065,133.74**	**100.00%**

Non-Zero Minimum: 472
Maximum: 817
Non-Zero WA: 622

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	5,812	$827,663,212.14	53.16%
Purchase	3,138	528,806,541.79	33.96
Rate/Term Refinance	1,014	175,632,401.25	11.28
Debt Consolidation	68	17,084,580.82	1.10
Home Improvement	115	7,878,397.74	0.51
Total:	**10,147**	**$1,557,065,133.74**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	7,910	$1,160,649,091.16	74.54%
PUD	696	147,739,627.96	9.49
2-4 Family	813	147,003,249.72	9.44
Condo	674	98,102,318.12	6.30
Manufactured Housing	52	3,455,036.24	0.22
Mobile Home	2	115,810.54	0.01
Total:	**10,147**	**$1,557,065,133.74**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,937	$420,596,941.32	27.01%
CA-N	846	199,044,672.19	12.78
FL	707	92,429,357.73	5.94
IL	608	87,804,416.21	5.64
TX	753	66,835,383.11	4.29
NY	379	59,865,510.24	3.84
HI	275	57,474,201.30	3.69
NJ	293	52,282,447.29	3.36
MI	384	42,146,057.23	2.71
CO	234	41,404,292.90	2.66
MA	202	36,082,801.28	2.32
WA	224	35,512,514.12	2.28
OH	421	35,110,464.84	2.25
PA	357	31,419,848.08	2.02
MD	150	24,442,190.99	1.57
AZ	168	24,070,318.07	1.55
NV	151	23,834,996.19	1.53
MO	228	20,255,906.94	1.30
OR	120	17,996,563.95	1.16
MN	124	17,876,891.90	1.15
CT	105	16,027,258.29	1.03
VA	101	15,506,191.70	1.00
NC	109	12,331,375.64	0.79
UT	79	11,461,472.83	0.74
WI	106	11,288,370.51	0.72
IN	118	10,764,762.48	0.69
TN	120	9,932,339.81	0.64
GA	66	7,822,707.35	0.50
OK	85	7,125,181.00	0.46
AL	65	5,917,641.90	0.38
Other	632	62,402,056.35	4.01
Total:	**10,147**	**$1,557,065,133.74**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,880	$263,646,021.53	16.93%
1% of Orig. Bal.	112	9,716,357.51	0.62
1% of UPB	247	26,274,759.09	1.69
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	42	5,101,508.32	0.33
2 Mos. Int. on 80% UPB	17	2,897,707.19	0.19
2 Mos. Int. on UPB	5	1,017,936.68	0.07
2% of UPB	225	24,331,462.72	1.56
3 Mos. Int. on UPB	26	6,439,451.38	0.41
3% 2% 1% of UPB	41	5,690,209.27	0.37
3% of UPB	77	11,973,507.55	0.77
5% 3% of UPB	7	874,002.77	0.06
5% 4% 3% 2% 1% of UPB	3	348,156.80	0.02
5% 4% 3% of UPB	34	3,479,255.13	0.22
5% 4% of UPB	10	1,220,633.63	0.08
5% of UPB	1,814	281,220,910.24	18.06
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	3,330	606,347,790.44	38.94
6 Mos. Int. on 80% of UPB	2,039	280,598,186.31	18.02
6% of UPB	238	25,887,277.18	1.66
Total:	**10,147**	**$1,557,065,133.74**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	7,115	$988,266,742.86	63.47%
Stated	2,501	466,286,504.85	29.95
Limited	259	50,951,100.67	3.27
No Documentation	235	41,798,544.69	2.68
No Ratio	37	9,762,240.67	0.63
Total:	**10,147**	**$1,557,065,133.74**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	28	$6,414,603.42	0.56%
3.001 - 3.500	15	5,062,085.10	0.44
3.501 - 4.000	47	10,953,037.88	0.95
4.001 - 4.500	124	25,729,015.96	2.24
4.501 - 5.000	380	68,920,456.38	6.01
5.001 - 5.500	628	112,794,516.60	9.83
5.501 - 6.000	1,980	347,793,013.94	30.31
6.001 - 6.500	1,236	205,440,875.00	17.90
6.501 - 7.000	1,226	209,924,241.45	18.29
7.001 - 7.500	603	96,452,434.30	8.40
7.501 - 8.000	241	37,300,330.98	3.25
8.001 - 8.500	97	11,665,554.52	1.02
8.501 - 9.000	51	4,554,476.71	0.40
9.001 - 9.500	24	2,520,826.79	0.22
9.501 - 10.000	13	1,128,934.34	0.10
10.001 >=	10	930,834.30	0.08
Total:	**6,703**	**$1,147,585,237.67**	**100.00%**

Minimum: 2.250%
Maximum: 10.759%
Weighted Average: 6.176%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	22	$5,023,578.89	0.44%
1.500	5	1,530,796.86	0.13
2.000	2,855	513,949,790.31	44.79
3.000	3,820	626,897,978.09	54.63
4.000	1	183,093.52	0.02
Total:	**6,703**	**$1,147,585,237.67**	**100.00%**

Minimum: 1.000%
Maximum: 4.000%
Weighted Average: 2.542%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,433	$1,111,291,248.79	96.84%
1.500	187	26,173,340.75	2.28
2.000	4	522,210.77	0.05
3.000	79	9,598,437.36	0.84
Total:	**6,703**	**$1,147,585,237.67**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.029%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	2	$804,834.41	0.07%
10.001 - 10.500	5	1,471,903.09	0.13
10.501 - 11.000	14	5,436,441.54	0.47
11.001 - 11.500	34	8,075,694.04	0.70
11.501 - 12.000	80	20,620,762.69	1.80
12.001 - 12.500	157	39,822,019.84	3.47
12.501 - 13.000	361	82,782,230.73	7.21
13.001 - 13.500	597	131,080,099.12	11.42
13.501 - 14.000	881	175,853,370.45	15.32
14.001 - 14.500	847	156,948,648.13	13.68
14.501 - 15.000	1,023	173,242,696.48	15.10
15.001 - 15.500	765	112,315,320.20	9.79
15.501 - 16.000	728	102,138,769.01	8.90
16.001 - 16.500	403	49,297,086.20	4.30
16.501 - 17.000	400	47,459,886.96	4.14
17.001 - 17.500	183	18,769,927.95	1.64
17.501 - 18.000	118	12,917,395.82	1.13
18.001 - 18.500	45	3,766,089.78	0.33
18.501 - 19.000	41	3,278,527.45	0.29
19.001 - 19.500	12	1,000,535.26	0.09
19.501 >=	7	502,998.52	0.04
Total:	**6,703**	**$1,147,585,237.67**	**100.00%**

Minimum: 9.625%
Maximum: 19.990%
Weighted Average: 14.490%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	362	$76,151,560.78	6.64%
5.501 - 6.000	76	13,908,254.19	1.21
6.001 - 6.500	266	61,602,190.49	5.37
6.501 - 7.000	750	164,365,322.07	14.32
7.001 - 7.500	911	189,714,605.18	16.53
7.501 - 8.000	1,086	201,803,893.72	17.59
8.001 - 8.500	836	136,958,866.54	11.93
8.501 - 9.000	871	129,396,344.69	11.28
9.001 - 9.500	534	66,283,474.18	5.78
9.501 - 10.000	456	54,588,082.56	4.76
10.001 - 10.500	216	22,199,461.64	1.93
10.501 - 11.000	191	18,909,792.01	1.65
11.001 - 11.500	75	5,521,468.74	0.48
11.501 - 12.000	44	3,346,125.94	0.29
12.001 - 12.500	17	1,595,352.39	0.14
12.501 - 13.000	11	1,210,654.67	0.11
13.001 - 13.500	1	29,787.88	0.00
Total:	**6,703**	**$1,147,585,237.67**	**100.00%**

Minimum: 2.250%
Maximum: 13.050%
Weighted Average: 7.767%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-03	1	$95,913.95	0.01%
2003-04	5	346,052.54	0.03
2003-05	8	1,183,793.44	0.10
2003-06	9	1,104,392.68	0.10
2003-07	10	1,946,833.97	0.17
2003-08	9	1,191,158.57	0.10
2003-09	10	2,467,263.16	0.21
2003-10	2	198,442.30	0.02
2003-11	2	212,990.62	0.02
2003-12	2	263,238.29	0.02
2004-01	2	226,552.16	0.02
2004-02	4	831,963.84	0.07
2004-03	4	661,927.29	0.06
2004-04	11	1,334,187.37	0.12
2004-05	12	2,011,565.53	0.18
2004-06	9	1,613,248.52	0.14
2004-07	11	2,639,472.81	0.23
2004-08	20	3,555,621.42	0.31
2004-09	159	22,247,786.64	1.94
2004-10	357	53,962,995.71	4.70
2004-11	976	163,640,718.52	14.26
2004-12	2,078	382,011,474.00	33.29
2005-01	1,670	295,170,492.37	25.72
2005-02	9	1,796,858.80	0.16
2005-04	1	248,165.39	0.02
2005-05	3	236,937.77	0.02
2005-07	4	313,071.75	0.03
2005-08	6	337,460.48	0.03
2005-09	14	2,124,355.10	0.19
2005-10	55	8,421,774.83	0.73
2005-11	183	25,185,025.77	2.19
2005-12	582	91,351,166.28	7.96
2006-01	460	75,752,841.58	6.60
2006-02	3	456,389.14	0.04
2007-04	1	224,638.12	0.02
2007-11	1	324,722.86	0.03
2007-12	6	1,096,499.54	0.10
2008-01	4	797,244.56	0.07
Total:	**6,703**	**$1,147,585,237.67**	**100.00%**

SAIL 2003-BC2 Collateral Summary –Group 3

Total Number of Loans	2,624	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$455,812,726	Yes	21.4%
Average Loan Principal Balance	$173,709	No	78.6%
Fixed Rate	45.3%		
Adjustable Rate	54.7%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	80.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.5%	Yes	46.2%
Weighted Average Margin	6.0%	No	53.8%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.1%	None	19.6%
Weighted Average Floor	7.4%	0.001-1.000	8.1%
Weighted Average Original Term (mo.)	335.9	1.001-2.000	52.6%
Weighted Average Remaining Term (mo.)	330.0	2.001-3.000	12.4%
Weighted Average Loan Age (mo.)	5.9	3.001-4.000	0.0%
Weighted Average Combined LTV	80.0%	4.001-5.000	7.3%
Non-Zero Weighted Average FICO	634		
Non-Zero Weighted Average DTI	40.2%	**Geographic Distribution**	
		(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	41.2%
First	96.9%	TX	6.5%
Second	3.1%	NY	5.5%
		FL	4.5%
		MA	4.1%
Product Type		IL	3.7%
2/28 ARM (LIBOR)	45.7%		
Fixed Rate	44.8%	**Occupancy Status**	
3/27 ARM (LIBOR)	8.1%	Primary Home	96.0%
6 Month ARM (LIBOR)	0.6%	Investment	3.6%
Other	0.8%	Second Home	0.4%

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	472	$16,637,412.26	3.65%
50,000.01 - 100,000.00	849	60,460,365.42	13.26
100,000.01 - 150,000.00	348	42,828,700.23	9.40
150,000.01 - 200,000.00	175	29,963,690.62	6.57
200,000.01 - 250,000.00	73	16,327,466.73	3.58
250,000.01 - 300,000.00	48	12,910,198.43	2.83
300,000.01 - 350,000.00	175	58,431,254.27	12.82
350,000.01 - 400,000.00	210	78,945,987.06	17.32
400,000.01 - 450,000.00	97	41,112,415.20	9.02
450,000.01 - 500,000.00	87	41,865,180.63	9.18
500,000.01 - 550,000.00	24	12,606,986.47	2.77
550,000.01 - 600,000.00	19	10,907,095.64	2.39
600,000.01 - 650,000.00	30	18,854,443.43	4.14
650,000.01 - 700,000.00	2	1,368,334.74	0.30
700,000.01 - 750,000.00	5	3,628,645.41	0.80
750,000.01 - 800,000.00	2	1,569,523.29	0.34
800,000.01 - 850,000.00	1	830,135.99	0.18
850,000.01 - 900,000.00	3	2,632,200.37	0.58
900,000.01 - 950,000.00	1	942,744.14	0.21
950,000.01 - 1,000,000.00	3	2,989,945.46	0.66
Total:	**2,624**	**$455,812,725.79**	**100.00%**

Minimum:	$6,813.78
Maximum:	$997,904.20
Weighted Average:	$173,709.12

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	7	$2,913,902.86	0.64%
5.501 - 6.000	13	6,865,385.58	1.51
6.001 - 6.500	61	26,445,106.08	5.80
6.501 - 7.000	152	59,476,824.97	13.05
7.001 - 7.500	173	64,348,141.14	14.12
7.501 - 8.000	164	57,856,589.78	12.69
8.001 - 8.500	238	48,602,552.73	10.66
8.501 - 9.000	223	38,683,601.82	8.49
9.001 - 9.500	208	31,012,055.12	6.80
9.501 - 10.000	132	19,607,053.35	4.30
10.001 - 10.500	286	29,432,489.88	6.46
10.501 - 11.000	428	36,839,839.32	8.08
11.001 - 11.500	111	7,921,358.36	1.74
11.501 - 12.000	174	11,355,028.76	2.49
12.001 - 12.500	44	3,462,969.51	0.76
12.501 - 13.000	85	5,286,384.32	1.16
13.001 - 13.500	25	1,336,799.36	0.29
13.501 - 14.000	37	1,665,627.79	0.37
14.001 - 14.250	2	234,519.07	0.05
14.251 >=	61	2,466,495.99	0.54
Total:	**2,624**	**$455,812,725.79**	**100.00%**

Minimum: 3.875%
Maximum: 15.820%
Weighted Average: 8.543%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	210	$11,060,896.43	2.43%
171 - 180	415	27,420,496.17	6.02
181 - 240	325	25,542,415.18	5.60
241 - 300	42	3,771,424.99	0.83
301 - 360	1,632	388,017,493.02	85.13
Total:	**2,624**	**$455,812,725.79**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 335.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	469	$25,848,746.47	5.67%
171 - 180	163	12,953,339.64	2.84
181 - 240	318	25,221,721.67	5.53
241 - 300	42	3,771,424.99	0.83
301 - 360	1,632	388,017,493.02	85.13
Total:	**2,624**	**$455,812,725.79**	**100.00%**

Minimum: 47.0
Maximum: 359.0
Weighted Average: 330.0

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	4	$80,436.19	0.02%
10.001 - 20.000	8	175,761.70	0.04
20.001 - 30.000	35	1,610,538.24	0.35
30.001 - 40.000	56	3,442,052.57	0.76
40.001 - 50.000	87	8,881,636.31	1.95
50.001 - 60.000	143	15,385,140.03	3.38
60.001 - 70.000	292	43,602,673.13	9.57
70.001 - 80.000	940	164,722,967.89	36.14
80.001 - 90.000	803	167,152,856.44	36.67
90.001 - 100.000	256	50,758,663.29	11.14
Total:	**2,624**	**$455,812,725.79**	**100.00%**

Minimum: 5.410%
Maximum: 100.000%
Non-Zero WA: 79.951%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	6	$411,574.06	0.09%
501 - 550	249	45,123,164.68	9.90
551 - 600	621	88,822,472.35	19.49
601 - 650	786	143,895,256.60	31.57
651 - 700	573	104,735,820.21	22.98
701 - 750	307	57,187,465.16	12.55
751 - 800	80	15,533,454.20	3.41
801 >=	2	103,518.53	0.02
Total:	**2,624**	**$455,812,725.79**	**100.00%**

Non-Zero Minimum: 472
Maximum: 805
Non-Zero WA: 634

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,932	$265,978,601.75	58.35%
Purchase	390	122,720,368.49	26.92
Rate/Term Refinance	164	49,164,169.23	10.79
Debt Consolidation	37	12,049,706.89	2.64
Home Improvement	101	5,899,879.43	1.29
Total:	**2,624**	**$455,812,725.79**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,319	$370,267,227.57	81.23%
PUD	124	50,527,322.63	11.09
2-4 Family	87	18,358,712.44	4.03
Condo	85	16,071,491.95	3.53
Manufactured Housing	7	472,160.66	0.10
Mobile Home	2	115,810.54	0.03
Total:	**2,624**	**$455,812,725.79**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	352	$111,907,072.89	24.55%
CA-N	243	76,091,643.03	16.69
TX	385	29,623,032.69	6.50
NY	186	25,287,623.57	5.55
FL	113	20,380,252.89	4.47
MA	110	18,526,999.28	4.06
IL	94	16,782,113.01	3.68
NJ	57	12,341,894.30	2.71
HI	54	12,231,920.57	2.68
OH	147	11,454,010.25	2.51
WA	74	11,059,433.86	2.43
CO	43	9,669,719.66	2.12
PA	108	9,516,575.69	2.09
MI	52	9,173,925.19	2.01
GA	66	7,822,707.35	1.72
VA	40	6,471,614.22	1.42
MD	20	6,367,038.34	1.40
AZ	21	5,839,399.40	1.28
CT	33	5,667,735.33	1.24
MN	31	4,811,196.51	1.06
NC	37	4,361,249.61	0.96
NV	17	4,329,941.24	0.95
OR	24	3,632,804.69	0.80
MO	39	3,514,774.21	0.77
IN	22	2,900,352.43	0.64
UT	13	2,286,407.89	0.50
OK	29	2,162,220.67	0.47
NH	19	2,150,325.78	0.47
TN	25	2,126,691.60	0.47
WI	12	2,092,522.32	0.46
Other	158	15,229,527.32	3.34
Total:	**2,624**	**$455,812,725.79**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	648	$89,190,032.33	19.57%
1% of Orig. Bal.	53	3,909,600.97	0.86
1% of UPB	19	3,833,114.57	0.84
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	5	1,309,044.41	0.29
2 Mos. Int. on 80% UPB	1	392,227.55	0.09
2% of UPB	68	6,547,977.99	1.44
3 Mos. Int. on UPB	4	1,891,076.25	0.41
3% 2% 1% of UPB	6	961,613.92	0.21
3% of UPB	22	3,340,770.26	0.73
5% 3% of UPB	2	215,277.67	0.05
5% 4% 3% of UPB	4	351,833.21	0.08
5% of UPB	328	68,553,470.68	15.04
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	429	141,413,434.58	31.02
6 Mos. Int. on 80% of UPB	1,011	131,140,858.03	28.77
6% of UPB	24	2,762,393.37	0.61
Total:	**2,624**	**$455,812,725.79**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,189	$308,167,246.64	67.61%
Stated	342	112,503,271.19	24.68
Limited	48	17,430,399.05	3.82
No Documentation	34	12,510,611.28	2.74
No Ratio	11	5,201,197.63	1.14
Total:	**2,624**	**$455,812,725.79**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	7	$3,239,526.41	1.30%
3.001 - 3.500	6	3,330,620.39	1.34
3.501 - 4.000	8	4,005,685.67	1.61
4.001 - 4.500	20	8,857,059.29	3.55
4.501 - 5.000	44	16,452,483.57	6.60
5.001 - 5.500	65	21,367,110.63	8.57
5.501 - 6.000	222	81,338,551.82	32.63
6.001 - 6.500	123	44,323,325.81	17.78
6.501 - 7.000	114	37,387,552.97	15.00
7.001 - 7.500	55	16,856,467.85	6.76
7.501 - 8.000	35	7,562,143.43	3.03
8.001 - 8.500	7	1,928,110.67	0.77
8.501 - 9.000	8	956,040.33	0.38
9.001 - 9.500	7	775,814.04	0.31
9.501 - 10.000	6	552,882.67	0.22
10.001 >=	4	379,844.20	0.15
Total:	**731**	**$249,313,219.75**	**100.00%**

Minimum: 2.750%
Maximum: 10.759%
Weighted Average: 6.048%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	13	$3,666,789.51	1.47%
1.500	3	1,223,361.21	0.49
2.000	248	92,835,572.66	37.24
3.000	467	151,587,496.37	60.80
Total:	**731**	**$249,313,219.75**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.591%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	707	$244,427,371.94	98.04%
1.500	18	4,190,657.23	1.68
2.000	1	58,959.60	0.02
3.000	5	636,230.98	0.26
Total:	**731**	**$249,313,219.75**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.014%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	2	$804,834.41	0.32%
10.001 - 10.500	1	520,547.14	0.21
10.501 - 11.000	6	3,800,741.48	1.52
11.001 - 11.500	5	3,041,007.25	1.22
11.501 - 12.000	20	9,460,310.32	3.79
12.001 - 12.500	36	15,342,828.37	6.15
12.501 - 13.000	62	24,210,973.41	9.71
13.001 - 13.500	89	36,193,773.62	14.52
13.501 - 14.000	105	41,587,219.14	16.68
14.001 - 14.500	95	34,808,371.58	13.96
14.501 - 15.000	89	29,923,383.52	12.00
15.001 - 15.500	54	15,603,991.55	6.26
15.501 - 16.000	55	14,131,413.77	5.67
16.001 - 16.500	26	4,879,058.96	1.96
16.501 - 17.000	39	7,580,313.05	3.04
17.001 - 17.500	20	3,377,581.63	1.35
17.501 - 18.000	14	2,559,816.12	1.03
18.001 - 18.500	5	485,984.58	0.19
18.501 - 19.000	6	783,939.23	0.31
19.001 - 19.500	2	217,130.62	0.09
Total:	**731**	**$249,313,219.75**	**100.00%**

Minimum: 9.625%
Maximum: 19.150%
Weighted Average: 14.059 %

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	67	$27,542,125.73	11.05%
5.501 - 6.000	15	4,689,071.30	1.88
6.001 - 6.500	51	20,402,141.28	8.18
6.501 - 7.000	107	42,748,907.86	17.15
7.001 - 7.500	119	46,770,666.67	18.76
7.501 - 8.000	110	41,140,700.44	16.50
8.001 - 8.500	64	23,034,413.64	9.24
8.501 - 9.000	58	17,650,318.98	7.08
9.001 - 9.500	35	7,633,857.89	3.06
9.501 - 10.000	39	8,320,216.96	3.34
10.001 - 10.500	16	2,769,436.10	1.11
10.501 - 11.000	26	3,732,397.02	1.50
11.001 - 11.500	11	1,148,837.12	0.46
11.501 - 12.000	6	878,872.95	0.35
12.001 - 12.500	3	340,886.93	0.14
12.501 - 13.000	3	480,581.00	0.19
13.001 - 13.500	1	29,787.88	0.01
Total:	**731**	**$249,313,219.75**	**100.00%**

Minimum: 2.750%
Maximum: 13.050%
Weighted Average: 7.371 %

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-03	1	$95,913.95	0.04%
2003-04	5	346,052.54	0.14
2003-05	8	1,183,793.44	0.47
2003-06	9	1,104,392.68	0.44
2003-07	8	1,568,538.69	0.63
2003-08	8	1,060,649.40	0.43
2003-09	10	2,467,263.16	0.99
2003-10	2	198,442.30	0.08
2003-11	2	212,990.62	0.09
2003-12	1	51,692.29	0.02
2004-01	2	226,552.16	0.09
2004-02	3	780,116.34	0.31
2004-03	2	257,877.31	0.10
2004-04	6	778,312.52	0.31
2004-05	5	1,330,380.71	0.53
2004-06	2	382,236.81	0.15
2004-07	5	1,968,147.98	0.79
2004-08	4	1,159,984.47	0.47
2004-09	17	3,625,349.38	1.45
2004-10	46	11,829,128.09	4.74
2004-11	129	47,990,900.26	19.25
2004-12	229	88,117,194.31	35.34
2005-01	120	47,216,167.50	18.94
2005-02	3	571,253.83	0.23
2005-04	1	248,165.39	0.10
2005-05	1	122,761.78	0.05
2005-08	1	51,052.18	0.02
2005-09	2	789,509.44	0.32
2005-10	4	1,619,806.27	0.65
2005-11	17	3,563,830.56	1.43
2005-12	37	13,593,725.51	5.45
2006-01	33	13,324,564.10	5.34
2007-11	1	324,722.86	0.13
2007-12	6	1,096,499.54	0.44
2008-01	1	55,251.38	0.02
Total:	**731**	**$249,313,219.75**	**100.00%**